UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Greif, Inc.

(Name of Issuer)

Class B Common Stock, without par value

(Title of Class of Securities)

397624 20 6 (CUSIP Number)

July 14, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

SCHEDULE 13G/A

(Amendment No. 1)

CUSIP No. 397624 20 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Naomi C. Dempsey

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Citizen of the United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power -0- 7. Sole Dispositive Power -0- 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

ITEMS 1 THROUGH 10 OF SCHEDULE 13G/A

(AMENDMENT NO. 1) FOR NAOMI C. DEMPSEY

Item 1.

(a) Name of Issuer: Greif, Inc. (b) Address of Issuer’s Principal Executive Offices: 425 Winter Road, Delaware, Ohio 43015

Item 2.

(a)     Name of Person Filing: Naomi C. Dempsey

(b)     Address of Residence:

782 West Orange Road, Delaware, Ohio 43015

(c)     Citizenship: United States of America

(d)     Title of Class of Securities: Class B Common Stock, without par value

(e)     CUSIP Number: 397624 20 6

Item 3.	Not Applicable.

Item 4.	The information contained in rows 5 through 9, inclusive, and row 11 of the cover page are incorporated herein by reference.

Item 5.	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Not Applicable.

Item 7.	Not Applicable.

Item 8.	Not Applicable.

Item 9.	Not Applicable.

Item 10.	Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

July 23, 2003	(1)
Naomi C. Dempsey

(1)	The filing person died on July 14, 2003. No executor has been, or will be, appointed for her estate. Therefore, no person has authority to sign this Schedule 13G/A (Amendment No. 1).